FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                           For the month of March 2003

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F |_|           Form 40-F |X|.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|           No     |X|.

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-|_|

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABITIBI-CONSOLIDATED INC.


         March 24, 2003                 /s/Jacques Vachon
                                        ----------------------------------------
                                        By: Jacques Vachon
                                            ------------------------------------
                                        Its: Senior Vice President, Corporate
                                             Affairs, and Secretary
                                             -----------------------------------

             2002 NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS
                            MANAGEMENT PROXY CIRCULAR


                                  We the people

                         [LOGO OF ABITIBI CONSOLIDATED]

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

The Annual & Special Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montreal, Quebec, Canada, on Wednesday, April 23, 2003 at 11:00 a.m. (Montreal time) for the following purposes:

1. to receive the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2002 and the auditors' report thereon;

2.   to elect the directors for the ensuing year;

3. to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider, and if deemed appropriate, adopt the shareholder proposal attached as "Schedule A" to the attached Management Proxy Circular on expensing the cost of all future stock options granted;

5. to consider, and if deemed appropriate, adopt a resolution attached as "Schedule B" to the attached Management Proxy Circular approving an amendment to the Company's stock option plan;and

6. to transact such other business as may properly come before the meeting or any reconvened meeting following its adjournment.

Montreal, March 4, 2003
By Order of the Board,

(signed)
JACQUES P. VACHON
Senior Vice-President, Corporate Affairs & Secretary

Shareholders who are unable to attend the Annual & Special Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Computershare Trust Company of Canada at 100 University
Avenue, Suite 900, Toronto, Ontario M5J 2Y1, by April 22, 2003.

Call Georgeson Shareholder Communications Canada Corp. at 1-866-247-2306 should you have any questions with respect to the Annual & Special Meeting.

PROXY INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation of proxies by the management of ABITIBI-CONSOLIDATED INC. (the "Company") for use at the Annual & Special Meeting of Shareholders to be held on April 23, 2003 (the "Meeting"), for the purposes set forth in the foregoing Notice of Meeting, or any adjournment thereof. The solicitation will be made by mail. The Company has also retained the services of Georgeson Shareholder Communications Canada Corp. for the solicitation of proxies, among other services. The cost of solicitation and such other services is estimated at approximately $50,000 and will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company. A shareholder may appoint a person to represent him or her at the Meeting, other than the persons already named in the accompanying form of proxy, by inserting the name of such other person in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a shareholder. To ensure being counted, the completed form of proxy must be deposited with Computershare Trust Company of Canada by April 22, 2003.

NON-REGISTERED HOLDERS

The information set forth in this section is important to the many shareholders who do not hold their common shares of the Company in their own names (the "Non-Registered Holders"). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. However, in many cases, common shares of the Company beneficially owned by a Non-Registered Holder are registered either:

a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS") of which the Intermediary is a participant.

In accordance with the requirements of National Instrument Policy 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy, and the 2002 Annual Report including management's discussion and analysis (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will either:

1. be given a proxy which is signed by the Intermediary (typically by a facsimile, stamped signature) and already sets forth the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. The Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as described above;

2. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the Computershare Trust Company of Canada voting instruction form.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP" formerly IICC). ADP typically mails a proxy form to the Non-Registered Holders and asks Non-Registered Holders to return the proxy form to ADP (the ADP form also allows completion of the voting instructions form by telephone). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a shareholders' meeting. A Non-Registered Holder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.

Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Abitibi-Consolidated 2002                                                    1

REVOCATION OF PROXIES

The registered shareholder, or his attorney authorized in writing who executed the form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority confirmed by such proxy by delivering another properly executed form of proxy bearing a later date and depositing it in the manner described above. Alternatively, the proxy may be revoked by delivering an instrument in writing executed by the shareholder (i) to Computershare Trust Company of Canada by April 22, 2003, or if the Meeting is adjourned, at least one business day (excluding Saturdays and holidays) prior to any reconvened meeting, or (ii) to the Chairman of the Meeting on the day of the Meeting prior to the use of the proxy at the Meeting, or at any such reconvened meeting. The proxy may also be revoked in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive the meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive the materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The persons named in the form of proxy will on a show of hands or on any ballot that may be called for, vote or withhold from voting the common shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

WHERE SHAREHOLDERS HAVE PROPERLY EXECUTED PROXIES IN FAVOUR OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY AND HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE COMMON SHARES REPRESENTED THEREBY, SUCH COMMON SHARES WILL BE VOTED, WHETHER ON A SHOW OF HANDS OR ON ANY BALLOT THAT MAY BE CALLED FOR: (A) FOR THE ELECTION OF DIRECTORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR, (B) FOR THE APPOINTMENT OF THE AUDITORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION, (C) FOR THE SHAREHOLDER PROPOSAL ATTACHED AS "SCHEDULE A" TO THIS MANAGEMENT PROXY CIRCULAR RELATING TO STOCK OPTIONS EXPENSING, AND
(D) FOR THE ADOPTION OF THE RESOLUTION AMENDING THE COMPANY'S STOCK OPTION PLAN ATTACHED AS "SCHEDULE B" TO THIS MANAGEMENT PROXY CIRCULAR.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

VOTING AND OWNERSHIP OF COMMON SHARES

As of March 4, 2003, the Company had 440,174,994 common shares outstanding. Each shareholder of record is entitled to one vote for each common share held at the close of business on March 17, 2003, being the date fixed by the Board of Directors of the Company (the "Board") for the determination of the registered shareholders who are entitled to receive Notice of the Meeting (the "Record Date"). The list of shareholders entitled to vote will be available for inspection on and after March 17, 2003, during usual business hours, at the office of Computershare Trust Company of Canada and at the Meeting.

PRINCIPAL HOLDERS

As of March 4, 2003 to the knowledge of the directors and officers of the Company, no person beneficially owned, or exercised control or direction over, more than 10% of the Company's outstanding common shares, except Quebecor Inc. ("Quebecor") which is the registered holder of 44,821,024 common shares representing approximately 10.18% of the Company's outstanding common shares. However, according to Quebecor's consolidated financial statements for the three months ended June 30, 2001, Quebecor issued Floating Rate Exchangeable Debentures in June 2001 maturing on June 19, 2026 that are exchangeable at the option of the holders, at any time, for Quebecor's shares of the Company on a fixed conversion factor determined at the date the debentures were issued. Quebecor retains the option to satisfy its obligation by payment of a cash amount in lieu of transfer of the shares or a combination of cash and shares of the Company.

BUSINESS OF THE ANNUAL MEETING

FINANCIAL STATEMENTS

The Company's consolidated financial statements for the year ended December 31, 2002, the report of the auditors thereon and the comparative financial statements for the years ended December 31, 2001 and 2000, which will be placed before the shareholders at the Meeting, are contained in the Annual Report of the Company which accompanies this Management Proxy Circular.

2                                                     Abitibi-Consolidated 2002

ELECTION OF DIRECTORS

The articles of the Company stipulate that the Board shall consist of a minimum of three directors and a maximum of twenty-one directors, as determined by the Board from time to time. The size of the Board has been set at 11 directors. More information on this can be found under "Composition of the Board" below. The Board may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Management of the Company does not contemplate that any of the nominees named below will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, where the proxy is granted to the management nominees, the nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his or her successor is elected or appointed. The following table states the name of each person proposed to be nominated for election as a director, the year in which the person first became a director of the Company, the number of common shares of the Company and deferred share units under the Company's Deferred Share Unit Plan for Non-Executive Directors (as described more fully in the "Compensation of Directors" section below) beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of March 4, 2003, the person's principal occupation and employment and membership on committees of the Board.

During the past five years, all of the directors of the Company have held their principal business affiliations as noted opposite their respective names except as otherwise disclosed in a previous proxy circular of the Company with the following exceptions: prior to March 2001, Mr.Lukassen was Vice-President and Chief Financial Officer of Hudson's Bay Company; and prior to March 2003, Mr. Davis was Chairman of National Grid U.S.A. and Chairman of NIagara Mohawk Holdings, Inc., prior to February 2002, he was Chairman and Chief Executive Officer of Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corporation.

NOMINEES

Dong Kil Cho, Seoul,  South Korea (3,4)                      Common Shares: 714
Became Director in 2002                          Deferred  Share  Units:  2,794

Mr. Cho is currently Chairman of the conglomerate Hansol Group. He joined Hansol Paper in 1986 as Manager, Corporate Planning, eventually becoming Chief Executive Officer from March 2001 to January 2002. He was also named Vice Chairman of Hansol Group in 1997, which led to his current role of Chairman, as of January 2002.

A Korean citizen, Mr. Cho is fluent in Japanese and English. He graduated from Phillips Academy in Andover, Massachusetts in 1974 and completed a B.A. in Economics from Yonsei University in Seoul, Korea.

Marlene Davidge,  Toronto, Ontario (1,2)                   Common Shares: 1,472
Became Director in 2001

Mrs. Davidge is a Partner in the law firm Torys LLP. She obtained a bachelors degree from University of Toronto. After obtaining her law degree from Osgoode Hall Law School, she joined Torys LLP where she continues her practice today as a partner of the firm and a leading lawyer in mergers and acquisitions, corporate finance and investment funds. She has been a member of her firm's Executive Committee and is currently a member of the Advisory Committee of University College, University of Toronto.

William E. Davis, Syracuse, New York
New nominee

Mr. Davis is currently a Corporate Director. Until March 2003, he was Chairman of National Grid U.S.A., a holding company, and Chairman of Niagara Mohawk Holdings, Inc. Prior to that, he was Chairman and Chief Executive Officer of Niagara Mohawk Holdings and Niagara Mohawk Power Corporation. Following his service as a U.S.Navy Officer from 1964-1973, he held various positions in the New York State Energy Office and the New York State Department of Commerce between 1974-1990. He is currently a member on a number of boards and committees including, among others, The Business Council of New York State, Center for Business Ethics at Bentley College, Syracuse University Board of Trustees and The Children's Foundation of Central New York, Inc.

Mr. Davis holds both a bachelor degree from the Untied States Naval Academy at Annapolis and a Masters from George Washington University.

Richard Drouin, O.C., Q.C., Quebec, Quebec (2)             Common Shares: 6,721
Became Director in 1995                            Deferred Share Units: 18,205

Mr. Drouin is currently Chairman of the Board of the Company as well as Counsel in the law firm McCarthy Tetrault LLP. He is also Chairman of the North American Electric Reliability Council (NERC), which oversees the reliability of the Transmission Systems in North America. He was the Chairman and CEO of Hydro-Quebec from 1988 to 1996. He currently sits on the board of the following publicly traded companies: American Superconductor Corporation (Boston), nStein Technologies and Stelco. He is a Fellow of the Royal Canadian Geographical Society and Chairman

Abitibi-Consolidated 2002                                                     3
of the Board of Trustees of l'Universite Laval. Mr. Drouin is an Officer of the Order of Canada. In 1993,he was awarded an honorary degree from the Universite Lumiere in Lyon, France. He is an Honorary Consul for Great Britain in Quebec.

Jean Gaulin, San Antonio,  Texas (3,4)                   Common Shares:  52,758
Became Director in 2001                         Deferred  Share  Units:  10,429

Mr. Gaulin is currently a Corporate Director. He obtained a bachelor degree in chemical engineering and science in 1967 from Ecole Polytechnique (Universite de Montreal). Mr. Gaulin retired as Chairman, President and Chief Executive Officer of Ultramar Diamond Shamrock in January 2002 at the conclusion of the merger with Valero Energy Corporation. Mr. Gaulin currently serves on the following boards: Crane Co., National Bank of Canada, Groupe St-Hubert Inc.; Corporation de l'Ecole Polytechnique; International Council of l'Ecole des Hautes Etudes Commerciales; Board of Trustees and Executive Committee for United Way of San Antonio and Bexar County, and was involved with the Canadian Red Cross and the Heart Institute of Montreal.

Lise Lachapelle, Montreal, Quebec (1,2)                   Common Shares: 2,000
Became Director in 2002

Mrs. Lachapelle is currently a Corporate Director and a consultant. A native of Montreal, Mrs. Lachapelle holds a bachelor's degree in Business Administration from the University of Montreal (HEC). She also studied at the University of Western Ontario and the Harvard Business School.

She was President and CEO of the Canadian Pulp and Paper Association from 1994 until January 2002. She is currently a member of the Board of Directors of L'Industrielle Alliance Inc., Russel Metals Inc., BNP-Paribas (Canada) and Le Groupe CFC. Mrs. Lachapelle also serves on the Board of Ecole des Hautes Etudes Commerciales.

Gary J. Lukassen, C.A., Toronto, Ontario
New nominee

Mr. Lukassen is currently a Corporate Director. After articling with Price Waterhouse in Montreal, he obtained his Chartered Accountant degree in 1967. He joined the Hudson's Bay Company (HBC) in 1975 and was appointed Senior Vice-President Finance and Administration in 1987 and Executive Vice-President and Chief Finance Officer in 1989. He was also a member of the Board of Directors with HBC from 1987 to 2001.

Mr. Lukassen currently serves on the following boards: The North West Company and Stelco Inc.

C. Edward Medland, C.M., Toronto, Ontario (1,4)           Common Shares: 15,381
Became Director in 1978                            Deferred Share Units: 22,062

Mr. Medland is currently President of Beauwood Investments Inc., a private investment company. He is also Chairman of the Board of Cadillac Fairview Corp. He was Chairman and CEO of Wood Gundy Inc. from 1972 to 1988. Mr. Medland is a graduate of the University of Toronto and holds the following directorships:
Global Telecom Corp., MCM Split Share Corporation and Premium Income Corp. Mr. Medland is also a former Chairman of the Board of Investment Dealers' Association of Canada as well as the Ontario Teachers' Pension Plan.

John A. Tory, Q.C., Toronto, Ontario (2,4)                Common Shares: 61,000
Became Director in 1965                            Deferred Share Units: 23,236

Mr. Tory is currently President of Thomson Investments Limited, a holding company. Called to the Bar in 1954 and appointed Queen's Counsel in 1965, Mr. Tory serves as director of The Thomson Corporation, Rogers Communications, and the Canadian Psychiatric Research Foundation.

David A. Ward, Q.C., Toronto, Ontario (1,3)              Common  Shares:  5,350
Became Director in 1981

An international taxation lawyer and founding partner of Davies Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montreal, New York, Beijing and Paris. Mr. Ward received a Bachelor of Commerce degree from Queen's University and an LL.B. from Osgoode Hall Law School and has practiced in commercial, tax and related fields of law since 1958.

John W. Weaver                                           Common Shares:  84,014
Became Director in 1999                            Deferred Share Units: 54,188

With a PhD from the Institute of Paper Science and Technology and nearly 30 years experience in this industry, Mr. Weaver applies his intricate knowledge to the following industry boards: the American Forest and Paper Association; the Institute of Paper Science and Technology as well as Pan Asia Paper Company. Mr. Weaver also serves as Chairman of The Forest Products Association of Canada.

1    Member of the Audit Committee.

2    Member of the Corporate Governance Committee.

3    Member of the Environmental, Health and Safety Committee.

4    Member of the Human Resources and Compensation Committee.

5 Mr. Weaver receives no additional compensation for service as a director of the Company. The deferred share units set forth above were granted to Mr. Weaver pursuant to the deferred share unit plan for executives described more fully below under "Report of the Human Resources and Compensation Committee on Executive Compensation - Ongoing Compensation; Annual Incentives".

4                                                     Abitibi-Consolidated 2002

APPOINTMENT OF AUDITORS

The Board of Directors proposes that PricewaterhouseCoopers LLP (PwC) be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the directors. Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.

FEES PAID TO AUDITORS

In 2002, the aggregate amounts paid for professional services rendered by the Company's external auditors, PwC, to the Company and its subsidiaries were approximately $1.6 million for audit services, $0.3 million for financial information systems design and implementation and $1.6 million for all other services, including $1.2 million for tax-related services; the comparative figures for 2001 were approximately $1.6 million, $0.1 million and $2.6 million, including $2.3 million for tax-related services, respectively. Approximately 20% of the $1.6 million of other non-audit services in 2002 were services which, in the opinion of the Company's management, related to audit and accounting types of services arising out of PwC's ongoing audit work for the Company and its subsidiaries. The Company and the Audit Committee of the Board have considered whether the provision of non-audit services performed by the external auditors was compatible with maintaining PwC's independence and have concluded that it was (see also "Corporate Governance Practices - Audit Committee" section below). On November 1st, 2002, PwC sold its global management consulting practice to IBM Corporation. As a result of this sale, PwC will no longer render financial information systems design and implementation services to the Company and its subsidiaries.

SHAREHOLDER PROPOSAL

A shareholder proposal on expensing the cost of all future stock options granted, which a shareholder intends to raise at the Meeting, is attached as Schedule A to this Management Proxy Circular. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE PROPOSAL.

Unless otherwise specifically instructed, the persons whose names are printed on the enclosed form of proxy intend to vote at the Meeting FOR such proposal.

AMENDMENT TO THE STOCK OPTION PLAN

As of March4, 2003, options to purchase an aggregate number of 752,307 common shares of the Company were still available for issuance under the Company's stock option plan (the "Stock Option Plan") out of the maximum of 12,000,000 common shares permitted to be issued thereunder. Management of the Company is of the view that it is advisable to increase the maximum number of common shares that may be issued under the Stock Option Plan by 7,000,000 common shares to 19,000,000 common shares in order that the Stock Option Plan continue to serve its objective which is to provide the key executives and management personnel of the Company and its subsidiaries with an incentive to promote the best interests of the Company and its subsidiaries. Together with the proposed increase, the number of common shares reserved for issuance under the Stock Option Plan would represent a total of 4.32% of the number of outstanding common shares of the Company as at March 4, 2003. When taking into account this proposed increase and the shares reserved for issuance pursuant to the Company's Directors Stock Option Plan and shares that may be issued under options granted pursuant to former plans of predecessors of the Company, the aggregate number of common shares reserved for issuance to employees, directors and officers of the Company represents 5% of the number of outstanding common shares of the Company as at March 4, 2003.

As further discussed in the "Indebtedness of Directors, Executive Officers and Senior Officers" section below, the Company no longer provides financial assistance to facilitate the purchase of common shares under the Stock Option Plan.

The Company has not granted any options or entitlements in excess of the original 12,000,000 common shares reserved for issuance under the Stock Option Plan, and does not intend to do so prior to the Meeting.

The Toronto Stock Exchange (the "TSX") has conditionally approved the proposed amendment to the Stock Option Plan, subject to satisfaction by the Company of customary conditions, including the receipt of shareholder approval.

The text of the resolution approving the amendment to the Stock Option Plan to implement the foregoing is attached as Schedule B hereto. The resolution must be adopted by a majority of the votes cast by those present at the Meeting, in person or by proxy. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION APPROVING SAID AMENDMENT.

Unless otherwise specifically instructed, the persons whose names are printed on the enclosed form of proxy intend to vote at the Meeting FOR the resolution approving the amendment to the Stock Option Plan.

OTHER BUSINESS

The Company knows of no matter to come before the Meeting other than the matters referred to above and in the Notice of Meeting.

Abitibi-Consolidated 2002                                                     5

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The year 2002 brought many developments in terms of corporate governance and accountability in both Canada and the United States. Heightened expectations on the part of investors and the public in general encouraged governments and regulators in both countries to propose and adopt new rules in this sector, and revise and amend ones already in effect.

In Canada, the most important development in the last year was the introduction in Ontario of new legislation marking major changes to the governance and disclosure regime, which should have an impact throughout the country. Meanwhile, the TSX proposed to its listed companies new requirements and guidelines pertaining to corporate governance. Both these new regimes are expected to come into effect in 2003.

In the United States, the Act to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes (the "Sarbanes-Oxley Act of 2002") introduced a number of corporate governance requirements that affect participants in U.S. markets, including the Company. The Company is in full compliance with those aspects of the Sarbanes-Oxley Act of 2002 that have come into force. Other aspects of that legislation are not yet in effect, pending the finalization of implementing rules by the Securities and Exchange Commission (the "SEC"). The Corporate Governance Committee will continue to follow the progress of these rules, with a view to recommending to the Board any changes to the Company's governance practices that may be necessary to comply with the act's requirements as they become effective. Meanwhile, the New York Stock Exchange has undertaken a major revision of its policies, which are currently being reviewed by the SEC. It is not yet clear which of the proposed amendments will be applicable to foreign private issuers, including the Company. However, as with the Sarbanes-Oxley Act of 2002, the Corporate Governance Committee will follow the progress of the SEC's review of the proposed amendments with a view to recommending any changes to the Company's governance practices that may be necessary in order to fully comply with any requirements applicable to the Company in a timely manner.

The Company is proud to be at the forefront of best corporate governance and disclosure practices, and its achievements in this domain were recognized in 2002. Although the Company's practices already exceeded what was required under the TSX guidelines and were in line with the legislative developments in the United States, the Company pursued its efforts in 2002 to improve its corporate governance and disclosure practices. Some of the major initiatives of the Company in that area included a complete review of its compliance and disclosure practices, including its code of business conduct and its policy on disclosure. Also, the Company's Chief Executive Officer and Chief Financial Officer certified the Company's quarterly results commencing the third quarter of 2002, and will continue this practice on an a quarterly basis. The Company's practices are in line with the new guidelines proposed by the TSX and this report on corporate governance practices is made with reference to these proposed guidelines, although they are not yet in effect.

In 2003, two new nominees will stand for election to the Board to replace directors who will retire. These nominees, in conformity with past Board practices, come from diverse backgrounds and will continue to improve the overall quality of the Board. These new nominations are in line with the Company's objective of renewing its Board's membership, half of which is now composed of members nominated for the first time in the last three years.

It is a pleasure and an honour to serve you as Chairman of the Corporate Governance Committee.

(signed)
RICHARD DROUIN

Chairman
Corporate Governance Committee

6                                                     Abitibi-Consolidated 2002

CORPORATE GOVERNANCE PRACTICES

The following summarizes the Company's corporate governance practices. Reference is made throughout this report by means of footnote to both the Guidelines of the TSX (the "TSX Guidelines") and the proposed requirements and guidelines of the TSX (the "Proposed Guidelines").

BOARD OF DIRECTORS

PRINCIPLES, PRACTICES AND RESPONSIBILITIES OF THE BOARD

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities(1). Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks (2). On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities
(3). In addition, each year separate Board sessions are dedicated to discussions of key strategic issues. Throughout the year, the Board holds regular meetings where management is invited to present its recommendations on developments and issues of current relevance related to the Company's products and to respond to questions. The Board receives systematic updates at such meetings as to the Company's lines of business and their respective strategy and performance. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner (See also "Code of Business Conduct" section below). The Board also reviews annually the requirements for critical positions within the organization and assures itself that, through appropriate training and succession planning, there are individuals who could fill these positions both on an urgent basis or over the longer term(4). The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company
(i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective disclosure (See "Shareholder/Investor Communications and Feedback" section below)(5). Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded(6).

AUTHORITY OF THE BOARD(7)

The Board discharges its responsibilities both directly and through its committees. The Board has retained specific authority to grant final approval with respect to each of the following matters, in addition to those that require Board approval under applicable law:

     a)   the strategic direction of the Company, including the three-year plan;

     b) material contracts, acquisitions or divestitures of the Company's assets;

     c)   the annual strategic plan, operating and capital budgets; and

     d) the hiring, description of positions and responsibilities (including the definition of the limitations to management's responsibilities), performance evaluation, compensation, the setting of objectives and succession plans for the President and Chief Executive Officer and other senior executives.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board (See also "Board Expectations of Management" section below).

1    TSX Guidelines and Proposed Guidelines No.1

2    TSX Guidelines and Proposed Guidelines No.1(a)

3    TSX Guidelines and Proposed Guidelines No.1(b)

4    TSX Guidelines and Proposed Guidelines No.1(c)

5    TSX Guidelines and Proposed Guidelines No.1(d)

6    TSX Guidelines and Proposed Guidelines No.1(e)

7    TSX Guidelines No.11 and Proposed Guidelines No.11 and Practice Note No.1.1

Abitibi-Consolidated 2002                                                     7

COMPOSITION OF THE BOARD

The size of the Board is authorized by the articles of the Company to be between three and twenty-one. The Board currently consists of 11 members. The Board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and management. The Board periodically examines its size and composition to determine whether it achieves the appropriate balance(8).

The Board has established a number of committees to facilitate the flow of information concerning the Company to the directors, and to monitor the efficiency of management's decisions and the development of management's expertise. These committees report on an ongoing basis to the Board and consult it on major issues and obtain its approval when required. Minutes of the meetings of the committees are also circulated to the Board on a regular basis.

When recruiting new directors, the Board assures itself that the candidates possess personal qualities and traits such as integrity, an informed judgement and a solid track record as well as competencies, such as financial literacy and accounting or related financial experience, which add value to the Company. The Company conducts a comprehensive education and orientation program for new directors, which includes distribution of appropriate information materials, mill visits and orientation sessions with other board members and senior management. Furthermore, a continuing education program intended to broaden or deepen competencies and experience is provided to all Board members(9).

ROLE OF THE CHAIRMAN(10)

The Chairman of the Board is charged with the responsibility of ensuring the efficient operation of the Board and its committees. As an ex-officio member of each committee of the Board, one of the Chairman's principal duties is to properly evaluate the effectiveness of the committee structure and the quality of management's work that is presented in support of the decision-making process of the Board. Mr. Richard Drouin, O.C.,Q.C., is the current Chairman of the Board of the Company (See also "Board Independence" section below).

EVALUATION OF THE BOARD(11)

Each year, all directors are required to complete a comprehensive survey of the effectiveness of the Board and its committees. This survey covers the operation of the Board, the Board structure, the committees' effectiveness, the adequacy of information provided to directors, and the effectiveness of the Chairman in managing the meetings and the strategic direction of the Company. This process helps the Board improve the manner in which it discharges its duties and to ensure that it is making a solid contribution to the success of the Company. The results of the questionnaire are divulged to and discussed by both the Corporate Governance Committee and the Board.

On a yearly basis, the performance and contribution of each director are evaluated by the Chairman on a variety of topics, including strategic insight, participation and accountability. This process is intended to provide constructive feedback to directors to help them improve their performance. The results are provided to directors and summaries of the aggregate performance of all directors are discussed at the Corporate Governance Committee.

BOARD INDEPENDENCE(12)

The Board has reviewed its membership and has determined that 10 of its 11 directors and both director nominees currently are "unrelated" directors. An "unrelated" director is a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and
(c) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company. John W. Weaver, the President and Chief Executive Officer, is a "related" director because he is an employee of the Company. In determining whether outside directors are unrelated, the Board has considered and discussed the nature and materiality of all relevant relationships between each director and the Company including, without limitation customer, supplier and service provider relationships. Except for Marlene Davidge, Richard Drouin and David A. Ward, none of the outside directors, other than through their interests as holders of securities of the Company, has any business, family or other relationship with the Company, or is a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company or any of its subsidiaries or affiliates, either as a customer, supplier, service provider or otherwise. Richard Drouin is counsel to, and Marlene Davidge and David A. Ward are partners of, firms providing legal services to the Company. The Board has assessed that none of these firms are material service providers to the Company or any of its subsidiaries and affiliates.

8    TSX Guidelines and Proposed Guidelines No.7

9    TSX Guidelines and Proposed Guidelines No.6 and Practice Note No.6.1

10   TSX Guidelines and Proposed Guidelines No.12 and Practice Note No.12.1

11   TSX Guidelines and Proposed Guidelines No.5 and Practice Note No.5.1

12 TSX Guidelines No.2 and 3 and Proposed Guidelines Sections 472 and 474(2) and No.2 and 3 and Practice Notes No.3.1

8                                                     Abitibi-Consolidated 2002

The Company currently has a Chairman who is not a member of management and who is responsible for ensuring that the Board properly discharges its duties,independently of management (see "Role of the Chairman" section above)(13).

The practice of the Board is now to hold at every Board meeting in camera sessions chaired by the Chairman where management is asked to withdraw from the meeting(14).

The Board, any committee thereof and any individual director may engage, in appropriate circumstances and with the approval of an appropriate committee of the Board, independent external advisors at the expense of the Company to assist them in discharging their responsibilities.(15)

No shareholder of the Company has the ability to exercise a majority of the votes for the election of the Board.

ATTENDANCE

During the course of 2002, eight regular meetings of the Board have been held. The average attendance level for regular Board meetings for 2002 was 92%. The average attendance level for committee meetings was 95%.

COMPENSATION OF DIRECTORS

With the exception of Mr. Weaver, the President and Chief Executive Officer of the Company, no director of the Company (including the Chairman of the Board) is a salaried officer or employee of the Company. Mr. Weaver does not receive any additional compensation for his services as a director of the Company. The Chairman of the Board currently receives an annual retainer of $150,000, all inclusive of any attendance fees. All other outside directors are paid an annual retainer of $18,000, plus $1,200 per meeting of the Board. Such outside directors also receive a fee of $1,200 per meeting of any committee of the Board and an annual retainer of $3,000 for their services as Chairman of any such committee. US resident directors are paid the same nominal dollar amount but in U.S.-denominated currency.

The directors are reimbursed for their reasonable expenses in connection with all meetings and are provided with insurance coverage in the event of accidental death or dismemberment. All outside directors are eligible for additional fees of $1,200 per meeting, which will be paid in the event directors are required to travel more than three hours by air from their domicile.

Following retirement from the Board, all outside directors who were initially appointed to the Board prior to April 27, 2000 and have served on the Board for five or more years are entitled to receive 50% of the annual retainer in effect during the year of retirement, plus 10% of such annual retainer for each year of service in excess of five, up to a maximum of 100% of the annual retainer. Such compensation is paid for a period of five years following retirement. Directors elected or appointed for the first time on or after April 27, 2000 do not receive such benefit from the Company.

Under the Directors' Share Award Plan of the Company, compensation in the form of common shares of the Company purchased in the market up to an amount of approximately $10,000 may be awarded annually to each outside director ($20,000 in the case of the Chairman) at the discretion of the Board.

Pursuant to the Directors' Stock Option Plan, all outside directors are eligible for an annual grant of stock options in order to increase the equity-based component of their compensation. The amount of such grant is determined by dividing approximately $30,000 by the average of the high and low prices of the Company's common shares for each of the three years preceding the date of the grant.

Outside directors are required to meet stock ownership guidelines of three times their annual retainer (which shall be deemed to include the maximum award under the Directors' Share Award Plan) within five years, in order to further align director and shareholder interests. As of December 31, 2002, the outside directors' average ownership exceeded the guidelines adopted by the Corporate Governance Committee.

Outside directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of deferred share units pursuant to a Deferred Share Unit Plan (the "Deferred Plan"). Under the Deferred Plan, the number of units to be credited quarterly to each participating director's account is determined by dividing the amount elected by a director to be received as deferred share units (such amount not exceeding, on a quarterly basis, 25% of the director's annual retainer, meeting fees and awards), by the fair market value of a common share on the crediting date (as determined under the Deferred Plan). After termination of Board service, directors will receive an amount equal to the number of deferred share units credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then fair market value of the common shares (as determined under the Deferred Plan). During 2002, 26,159 deferred share units were credited to the respective accounts of the directors who elected to participate in the Deferred Plan and 166,632 units, since the implementation of the Deferred Plan in 1998.

13   TSX Guidelines and Proposed Guidelines No.12 and Practice Note No.12.1

14   TSX Guidelines and Proposed Guidelines No.12 and Practice Note No.12.1

15   TSX Guidelines No.14 and Proposed Guidelines No.15

Abitibi-Consolidated 2002                                                     9

OPERATION OF COMPANY'S SYSTEM OF GOVERNANCE (16)

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate disclosure controls and procedures, as well as internal controls and procedures for financial reporting.

Disclosure controls and procedures have been established by the Company to ensure that information required to be disclosed by the Company is properly recorded, processed, summarized and ultimately reported to the Board or its committees, and then to the appropriate regulatory authorities.

The Company has also set up appropriate internal controls and procedures for financial information to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles.

On a quarterly basis, senior management evaluates the effectiveness of the Company's disclosure controls and procedures and internal controls and procedures for financial reporting, and informs the Corporate Governance Committee and the Audit Committee of its conclusions. Senior management has the responsibility to disclose to the Company's external auditors and to the Audit Committee all significant deficiencies and material weaknesses in the design or operation of these controls and procedures and any fraud, whether or not material, that involves management or other employees who have a significant role in these controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer certify the Company's quarterly financial statements and confirm their conclusions as to the effectiveness of these controls. The external auditors periodically prepare for management a report on internal control weaknesses identified during the course of the auditors' annual audit, which is reviewed by the Audit Committee (See also "Audit Committee - Responsibilities" section below).

COMMITTEES OF THE BOARD

The Board currently has four committees that review in greater depth specific areas of its mandate. In addition to such regular committees, the Board may appoint ad hoc committees periodically to address other issues. Each member of the Board generally serves on at least two committees and all members of the committees are unrelated directors (17). Regular rotations of the directors among the various committees are performed to offer wider exposure to the spectrum of management issues. Committees meet at regular intervals and may, when circumstances so require, hold in camera sessions where management is asked to withdraw from the meeting(18).

The Board, through the Corporate Governance Committee, is responsible for the establishment and functioning of all Board committees, as well as the appointment, compensation and good standing of members serving on such committees. At regularly scheduled meetings of the Board, the directors receive, consider and discuss Board committee reports and review the minutes of these committees' meetings.

The following is a general description of the composition and general duties of each committee. The Corporate Governance Committee reviews the committees' mandates on a yearly basis.

AUDIT COMMITTEE:
Chairman: DAVID A. WARD
Members: MARLENE DAVIDGE, GORDON C. GRAY, LISE LACHAPELLE, C. EDWARD MEDLAND

COMPOSITION AND EXPERTISE(19)

The Audit Committee is currently composed solely of unrelated directors. It is the intent of the Board to ensure that, going forward, the Audit Committee is composed entirely of unrelated directors who do not, other than in their capacity as members of the Audit Committee, the Board, or any other Board committee, receive, whether directly or indirectly, any consulting, advisory, or other compensatory fees from the Company.

16   Proposed Guidelines Section 473(5)

17   TSX Guidelines and Proposed Guidelines No.9

18   Proposed Guidelines Practice Note No.9.1

19 TSX Guidelines No.13 and Proposed Guidelines Section 474(1), No.13 and Practice Note No.13.1

10                                                    Abitibi-Consolidated 2002

MANDATE AND OBJECTIVES

The Board and the Audit Committee continue to follow legislative developments in Canada and the United States as they pertain to the composition, role and responsibilities of the Audit Committee. In 2002, the Board reviewed the mandate governing the role and responsibilities of the Audit Committee with particular attention given to the assessment of external auditors independence and the provision of non-audit services by the external auditors. The review also ensured that the mandate meets, notably, new legislative requirements and recommendations enacted from time to time in both Canada and the U.S. It is also the Board's intent, upon final enactment of the current set of rules and recommendations under consideration on this matter by the relevant regulatory authorities, to publish the mandate of the Audit Committee on the Company's Web site or in another similar fashion(20).

The objectives of the Audit Committee include the following(21): (a) to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company's financial reporting; (b) to provide independent and direct communication channels between the Board, the committee, the director of internal audit of the Company and the external auditors; (c) to enhance the quality of the Company's financial reporting; (d) to ensure that the external auditors remain ultimately accountable to the Board and the Audit Committee as representatives of the shareholders; (e) to monitor the independence of the external auditors and of the director of internal audit; and
(f) to maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.

RESPONSIBILITIES(22)

In order to achieve such objectives, the Audit Committee meets with management and the external auditors before approving the release of interim financial statements internally prepared. After reviewing the Company's annual financial statements with management and the external auditors, the Audit Committee recommends their approval to the Board.

The Audit Committee oversees the Company's continuing compliance with its obligations relating to the disclosure of financial and related information. The committee also reviews the selection of, and changes in, accounting policies and practices, including from a quality and an acceptability standpoint, the use of any alternative treatments of financial information discussed with management and the ramification of their use and the external auditors' preferred treatment, and satisfies itself as to the effectiveness of the audit plan developed by the Company's external auditors and of the control systems and procedures developed and implemented by the Company's internal audit department. The committee meets regularly with both internal and external auditors, with and without management, to consider the results of their audits (including appropriate internal controls) and to review management's financial stewardship(23).

The Audit Committee may, whenever it may be appropriate to do so, retain and receive advice from experts, and the Company must ensure that funding is available to the committee in respect of such activities(24).

At least once a year, the Audit Committee reviews a report from the external auditors attesting to the auditors' independence and, throughout the year, considers whether the auditors are independent by discussing with the auditors the appropriateness of any non-audit work performed or proposed to be performed and whether such non-audit work has or may affect the objectivity or independence of the external auditors. As part of these functions, the Audit Committee reviews and approves estimated audit and non-audit related fees and expenses, including all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the external auditors prior to the commencement of such services.

The committee also recommends to the Board the selection of the Company's external auditors for appointment by the shareholders, is responsible for the evaluation of the external auditors and to ensure that they receive appropriate compensation from the Company, and sets hiring policies for employees or former employees of the external auditors. It is the Audit Committee's responsibility to ensure that the external auditors rotate the lead audit partner responsible for reviewing the Company's audit after 5 years.

Regarding the services provided by the internal audit department of the Company, the Audit Committee discusses with the controller reports of the internal audit department describing its activities, the working relationship between the internal audit department and the external auditors, and between the internal audit department and management, and approves annually the planned scope for the internal audit program, its objectives and the resources required to attain these objectives.

The committee is currently working with management to put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters(25).

20   Proposed Guidelines Section 474(1) and No.14

21   TSX Guidelines No.13 and Proposed Guidelines No.13 and 14

22   Proposed Guidelines No.14 and Practice Note No.14.1

23   Proposed Guidelines Practice Note No.13.2

24   TSX Guidelines No.14 and Proposed Guidelines No.15

25   Proposed Guidelines Practice Note No.13.3

Abitibi-Consolidated 2002                                                    11

CORPORATE GOVERNANCE COMMITTEE
Chairman: RICHARD DROUIN
Members: MARLENE DAVIDGE, LISE LACHAPELLE, JOHN A.TORY

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices(26).The mandate of the committee includes:(a) developing criteria governing the size and overall composition of the Board(27); (b) conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees; (c) recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer)(28); and (d) recommending the compensation of directors(29). The committee also co-ordinates the annual evaluation of the Board, the committees of the Board and individual directors(30). All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board.Finally, it also has the responsibility for annually initiating, jointly with the Human Resources and Compensation Committee, a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer(31).

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE
Chairman: GORDON C.GRAY
Members: DONG KIL CHO, JEAN GAULIN, EARL H.JOUDRIE, DAVID A.WARD

The mandate of the Environmental, Health and Safety Committee is to review the adequacy of the environmental, health and safety ("EHS") programs and to assess the performance of the Company under such programs.Where appropriate, the committee reports or makes recommendations on significant issues to the Board and management. The committee's responsibilities include: (a) reviewing the Company's EHS policies; (b) approving and monitoring the Company's overall EHS management systems and practices;(c) monitoring the Company's performance in relation to applicable EHS laws; and (d) reviewing outstanding and potential liabilities for EHS matters.The committee also reviews with management all significant environmental incidents and occupational accidents as well as any events of material non-compliance, and it approves the Company's programs for EHS auditing.

HUMAN RESOURCES AND COMPENSATION COMMITTEE
Chairman: JOHN A.TORY
Members: DONG KIL CHO, JEAN GAULIN, H.EARL JOUDRIE, C.EDWARD MEDLAND

The Human Resources and Compensation Committee's ("HRC Committee") mandate is to develop an executive compensation strategy to attract and retain senior executives and motivate them to achieve superior results(32). The HRC Committee oversees all compensation and human resource matters including the administration of the Company's stock option plan. The committee reviews all significant benefit plans applicable to the Company's employees and makes recommendations to the Board, where appropriate.The committee is also responsible for reviewing and approving a general salary structure for senior executives, ensuring it is competitive and aligned with shareholder interests, including making recommendations to the Board for appropriate salaries, bonuses and stock option grants to senior executives.The committee annually reviews management's plans and activities for development of key managerial personnel, including a review with the Chief Executive Officer of the essential elements of short-term and long-term senior executives succession planning.The committee is responsible for annually initiating, jointly with the Corporate Governance Committee, a review at the Board level of the performance and remuneration of the Chief Executive Officer. The HRC Committee also approves the hiring and promoting of senior executives of the Company.

In April 2002, the Board's Pension Committee was dissolved and its responsibilities transferred to the HRC Committee. As such, the HRC Committee is now responsible for, and is better positioned to coordinate, the pension plan structure and governance structure, as well as the overall supervision of the administration and investment of the Company's pension funds in accordance with applicable legislation or as otherwise lawfully delegated. The committee reviews and approves the Company's funding policy, including its investment policies and goals. The committee also reviews and approves the pension master trust fund audit reports and oversees the Company's Pension Investment Committee.
Finally, the committee reviews actuarial assumptions and actuarial reports or summaries thereof.

26   TSX Guidelines and Proposed Guidelines No.10

27   TSX Guidelines and Proposed Guidelines No.7

28   TSX Guidelines and Proposed Guidelines No.4 and Practice Note No.4.1

29   TSX Guidelines and Proposed Guidelines No.8

30   TSX Guidelines and Proposed Guidelines No.5 and Practice Note No.5.1

31   Proposed Guidelines No.8 and No.11 and Practice Note No.11.1

32 TSX Guidelines No.11 and Proposed Guidelines No.8 and No.11 and Practice Note No.11.1

12                                                    Abitibi-Consolidated 2002

BOARD EXPECTATIONS OF MANAGEMENT(33)

The information which management provides to the Board is critical to the effective functioning of the Board. The directors must have confidence in the data gathering, analysis and reporting functions of management. The Corporate Governance Committee monitors the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying opportunities and risks for the Company (See also "Authority of the Board"section above).

The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. It expects that management will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities. The Board expects management of the Company to meet the following key objectives:

     a) to report to the Board in a complete, accurate and timely fashion, on the business and affairs of the Company generally, and on any individual matter that management considers to be of material or significant consequence for the Company and its shareholders;

     b) to take timely action with respect to, and make all appropriate decisions required by the Company's operations in accordance with all applicable legal or other obligations and within the framework of the corporate policies in effect, with a view towards enhancing shareholder value;

     c) to conduct a comprehensive annual budgeting process under the guidance of the Board and to monitor closely the Company's financial and operating performance in conjunction with the annual business plan approved by the Board;

     d) to review on an ongoing basis, and subject to ultimate Board supervision, the Company's short-term and long-term strategies and their implementation in all key areas of the Company's activities in light of, among other factors, evolving market conditions, technology and governmental regulations; and

     e) to implement appropriate policies and procedures to assure a high level of conduct and integrity of the Company's management and employees.

CODE OF BUSINESS CONDUCT(34)

The Company is dedicated to the principle of ethical and legal business conduct. It expects all its directors and employees, including management, to comply with all domestic and foreign laws and regulations governing its operations. To that effect, the Board has adopted a code of business conduct for members of the Board and management (the "Code of Conduct"). The Code of Conduct sets out the Board's and the Company's expectations towards these individuals in terms of, notably: honest and ethical conduct, including the handling of conflicts of interest; proper usage of the Company's property; compliance with laws, rules and regulations governing the affairs of the Company, including anti-trust and competition laws, rules and regulations;use and disclosure of confidential information, including insider trading and tipping; proper maintenance of books, records and reports; and true, timely and complete disclosure of important information concerning the Company's activities. All members of the Board and of management must report a violation or possible violation of the Code of Conduct or a contravention of the scope and intent of the Code of Conduct. Members of the Board and of management are ultimately accountable to the Board for their failure to comply with the Code of Conduct and appropriate disciplinary measures will be imposed in the event of failure to comply. The Board has not granted, nor does it intend to grant, any waiver of compliance to any member of the Board or management governed by the Code of Conduct. The Code of Conduct is published on the Company's Web site at the address indicated in "Shareholder/Investor Communications and Feedback" section below. The Company also intends to disclose at this address any subsequent amendment or waiver thereto, as required by applicable securities legislation and stock exchange rules.

Non-management employees of the Company are governed by similar rules and policies as those set out under the Code of Conduct.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK (35)

The Company's employees, including management and those authorized to speak on its behalf, are expected to comply with the Company's policy on disclosure, in order to ensure that communication to the different stakeholders about the Company and its subsidiaries is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. It covers, notably, disclosure in documents filed with securities regulators and written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts, and the Company's policy on disclosure and insider trading.

The Company has an Investor Relations Department (the "Department") that is responsible for facilitating two-way communication between senior management and the Company's shareholders and financial analysts. The Department's role is to ensure clear and direct communication of the Company's performance, actions and strategy to all shareholders and to others in the investment community. Information is disseminated through annual and quarterly reports, the annual meeting and frequent investor presentations. Information about the Company, including the Company's most recent annual and interim reports, annual information form, management proxy circular and press releases are also provided on

33   Proposed Guidelines Practice Notes No.1.1

34   Proposed Guidelines Section 474(3)

35   TSX Guidelines and Proposed Guidelines No.1(d) and Practice Notes No.1.1

Abitibi-Consolidated 2002                                                    13
the Company's Web site at www.abitibiconsolidated.com. This Universal Resource Locator (URL) is, and is intended to be, an inactive textual reference only. It is not intended to be an active hyperlink to the Company's Web site. The information on the Company's Web site, which is accessible through this URL's resulting hyperlink, is not, and is not intended to be, part of this Management Proxy Circular and is not incorporated by reference. On a regular basis, the Department receives and responds to all shareholders' inquiries in an appropriate, timely and conscientious fashion.

The Department provides feedback from the shareholders to senior management and the Board, where appropriate. The Department regularly encourages shareholders to voice their comments, concerns and suggestions.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE ON EXECUTIVE
COMPENSATION

It is the responsibility of the Human Resources and Compensation Committee (the "HRC Committee") to make recommendations to the Board on all major compensation policies of the Company and to oversee all aspects of compensation and career development for its senior executives. The HRC Committee also initiates, jointly with the Corporate Governance Committee, an annual review by the Board of the remuneration and performance of the President and Chief Executive Officer.

As of March 4, 2003, the members of the HRC Committee are: DONG KIL CHO, JEAN GAULIN, H. EARL JOUDRIE, C. EDWARD MEDLAND and JOHN A. TORY (CHAIRMAN).These members are neither employees nor former employees of the Company. The HRC Committee invites the Chairman and the President and Chief Executive Officer to attend meetings and to provide advice and consultation as required. The committee asks management to withdraw from the meeting when the circumstances so require. The key functions of the HRC Committee are described in the disclosure entitled "The Board of Directors - Committees of the Board - Human Resources and Compensation Committee", set out above.

The HRC Committee has established compensation programs for executives of the Company designed to support the Company's vision of being the world's preferred marketer and manufacturer of papers for communication by creating a strong link between the interests of the shareholders, the Company's financial performance and the total compensation of the Company's executives.

ONGOING COMPENSATION

The executive compensation philosophy and strategy recognize the fundamental value added by a highly skilled and committed management team. The skills and impact of this group are essential for the successful management of the Company and vital to the formulation and implementation of its strategic plan. The compensation package has been designed to meet the following objectives:

     a) to attract team members who have superior management ability, insight and judgment;

     b) to retain valued members of the executive team throughout the business cycles typical in the forest products industry;

     c) to ensure that executives recognize the close link between their personal interest and the creation of shareholder value;and

     d) to motivate and reward members of the executive group for achieving short-term and long-term results which will contribute to the prosperity of the Company and its shareholders.

The Company has developed an ongoing executive compensation package comprised of four principal components: base salary, annual incentives, mid-term incentives, and long-term incentives, as well as a program of benefits and perquisites.

                                          SHORT-TERM                      MID-TERM                    LONG-TERM
                             -----------------------------------          -----------                 -----------
                             Base Salary                Annual            Performance
                                                        Incentive         Share Unit                  Stock
                                                        (maximum          Plan                        Option Plan
                                                        potential)
------------------           -------------              ---------         ---------                   ----------
                             Annual salary
Performance Period           adjustment                 12 months         36 months                   120 months
------------------           -------------              ---------         ---------                   ----------

President and                Set based on data from     100% of base      Annual grant based          Has a target expected value
Chief Executive Officer      U.S. comparator group      salary            on 50% of base salary       of 200% of position midpoint
                                                                                                      (based on Black Scholes)
----------------------------------------------------------------------------------------------------------------------------------
Senior                       Set based on data from     60% - 70%         Annual grant based          Has a target expected value
Vice-Presidents              Canadian and/or U.S.       of base salary    on 25% of base salary       of 100% of position midpoint
                             comparator group                                                         (based on Black Scholes)
----------------------------------------------------------------------------------------------------------------------------------
Link to                      Not applicable.            100% link with    Payout fully tied to        Entirely based on
Company Performance          Primarily linked to        Company/Division  Company Total Shareholder   Company stock
                             position scope and         performance       Return (TSR) versus         appreciation
                             individual performance                       comparator group TSR's

14                                                   Abitibi-Consolidated 2002

BASE SALARY

The salary range for the President and Chief Executive Officer is based on salaries paid by major U.S. organizations and adjusted for position scope/size using the Hay evaluation system. The Hay point system is an objective method of evaluating the relative contributions, importance and complexity of positions within a company. Similarly, salary ranges for other senior executives are based on salaries paid by major Canadian and U.S. organizations depending on the scope of the position.

Companies used for competitive benchmarking are selected based on business similarity, geographic breadth of operations, size and because they represent the primary market for the key skills and attributes needed by the Company at the executive level.

The HRC Committee reviews the salary of each senior executive annually and makes adjustments where appropriate within the salary range in order to maintain a competitive position within this marketplace. Compensation for the President and Chief Executive Officer is subject to the same annual review, peer position comparisons, and evaluation criteria that are applied to the compensation of the Company's other senior executives. Special emphasis is placed by the HRC Committee on the performance of the President and Chief Executive Officer with respect to strategic planning and the creation of shareholder value.

In June 2002, the salaries of senior executives were frozen for the current year.

ANNUAL INCENTIVES

Annual incentive maximum potentials and targets are set using the same methodology summarized in the Base Salary section above.

For each senior executive of the Company, it is the HRC Committee's policy to tie annual incentive compensation to measurable corporate and division results. Consequently, the Company uses pre-determined key performance indicators called "Closely Watched Numbers" (CWNs) to set measurable stretch targets. These CWNs can be separated into two main categories: corporate and divisional. Corporate CWNs include no more than 3 or 4 financial indicators chosen from among the following: Return on Capital Employed (ROCE); Return on Equity (ROE); Earnings Before Interest; Taxes Depreciation; Amortization (EBITDA); Cash Flows and Cost Reduction Programs. Environment, Health & Safety and Customer Satisfaction objectives complete the annual corporate CWNs grouping. Historically, financial criteria have accounted for at least 70% of the weighting in the Company's CWNs. The HRC Committee reviews and approves the corporate CWNs at the beginning of each year and assesses performance based on actual results once the financial year is completed. The following table summarizes the annual incentive plan design for the President and Chief Executive Officer and other senior executives:

                                                MAXIMUM                    WEIGHTINGS
                                    INCENTIVE POTENTIAL          CORPORATE                 DIVISION
                                       (AS % OF SALARY)               CWNS          CWNS/OBJECTIVES
                                     ------------------          ---------          ---------------

President & Chief Executive Officer                100%               100%                       0%

Senior Vice-Presidents                        60% - 70%                70%                      30%

Vice-Presidents
(with 1620 - 2000 Hay points)                       50%          40% - 70%                60% - 30%


For 2002, performance on Corporate CWNs was 57.2% versus a performance of 80.7% in 2001. As indicated above, given that the President & Chief Executive Officer's annual incentive is entirely based on the corporate CWNs, Mr. John Weaver received 57.2% of his base salary for his 2002 incentive bonus payout. The same calculation is used for other senior executives.

The annual incentive plan is a cash-based plan, but the HRC Committee has discretion in its recommendations to the Board as to how much of the annual bonus earned is to be paid in cash (a minimum of 25%) or in the form of stock options in lieu of cash.

In years when only part of the earned annual incentive is paid in cash, the HRC Committee will recommend to the Board a special grant of a number of stock options to the senior executives. These options will have no cash value when granted, but will acquire value as the price of the Company's stock increases. Half of the options vest upon receipt of the grant and the remainder vest one year later. Options, once vested, may be exercised at any time prior to ten years after the date of grant.

The Company has also established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable in the form of either cash or common shares of the Company which are purchased on the open market.

MID-TERM INCENTIVES

The Company has established a Performance Share Unit (PSU) plan, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on total shareholder return (TSR), which reflects share price appreciation and re-investment of dividends. A number of PSUs are granted at the beginning of each year based on eligibility (as a percent of salary, as indicated in the summary table) and the Company's share price. PSUs are earned and monetized, on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Specifically, the plan currently provides for increasing portions of the PSUs to

Abitibi-Consolidated 2002                                                   15
become earned if the Company is ranked fourth or better over the 36 month cycle in relation to the TSR of the pre-selected comparable companies and for 100% to become earned if the Company ranks first.

Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payments may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash.

LONG-TERM INCENTIVES

The Company also grants stock options to senior executives as a long-term incentive intended to retain and motivate the senior executives into taking actions that enhance shareholder value. The Stock Option Plan, which was adopted by the Board of Directors and approved by the Company's shareholders on April 27, 1998, serves to bind the interests of the senior executives, and thereby reward teamwork and co-operation. The total number of shares authorized for issuance under the Stock Option Plan is currently 12,000,000 common shares. Reference is made to "Amendment to the Stock Option Plan" in this Management Proxy Circular with respect to the proposed amendment to the Stock Option Plan to increase the number of common shares issuable thereunder from 12,000,000 to 19,000,000.

Under the plan, options for the purchase of common shares of the Company may be granted by the Board on the recommendation of the HRC Committee to key executive personnel at prices equal to the market price of the common shares on the date that the options are granted. Market price is defined as the average of the highest and lowest share price as reported for the five business days immediately preceding the grant date on the principal Canadian exchange on which the common shares are traded. The number of options issued to each senior executive is based on benchmarking within the North American industry, on the advice of an independent consulting firm. To prevent significant fluctuations in the number of options that are granted to executives from year to year, such number of options is derived from a formula that takes into account the expected value of the options (pursuant to a 3-year average under the Black-Scholes formula) and the average price of the Company's common shares, for each of the three years preceding the date of grant of any options.

The options are exercisable during a period not exceeding ten years from the date of grant. Participants are entitled to exercise issued options at the rate of 25% of the number of options granted on each of the first four anniversary dates of the grant.

Under the Stock Option Plan, certain executives were, until July 2002, entitled to receive a loan from the Company to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards). In January 2003, the Board of Directors approved an amendment to the plan. By virtue of this amendment, (i) all future personal loans to executive officers to acquire securities were eliminated and (ii) all existing loans under the plan may not be modified or renewed. The common shares purchased by an executive through the former loan program are currently held as security until the loan is repaid. Options can also be exercised in the form of stock appreciation rights.

STOCK OWNERSHIP GUIDELINES

In 2000, the Company implemented stock ownership guidelines for designated executive personnel requiring them to attain target levels of ownership within certain prescribed time periods. The President and Chief Executive Officer is required to own common shares of the Company with a value equal to twice his annual salary within five years of the launch of the guidelines. Other senior executives are required to own common shares of the Company with a value of either one or one-half times their annual salary within five or seven years, depending on their grade level and the number of Hay points associated with their position. These stock ownership guidelines apply to any individuals subsequently hired or appointed to assume such positions.

As of March 4, 2003 the President and Chief Executive Officer's level of ownership was at 75% of his target and the other senior executives had attained an average level of ownership of 55% of their targets, based on the closing price of the Company's shares on March 4, 2003 ($10.61).

For purposes of determining whether an executive has met the applicable stock ownership guidelines, a DSU will be treated as a share, but an unexercised option will not.

MANAGEMENT SUCCESSION PLANNING

The Company has in place programs to ensure that the organization has the right people in the right places with the skills to formulate and implement its strategic plan and to operate the Company at the best level in the industry on a continuing basis. Over the years the Company has developed a strong succession plan as evidenced by the Company's decision in 2002 to promote certain former division General Managers to the position of Vice-President, Operations following an increase in the responsibilities of current Senior Vice-President, Operations incumbents Mr. Alain Grandmont and Mr. Thor Thorsteinson.

Every year, all operations and staff positions up to the President and Chief Executive Officer undertake a succession planning exercise that is aimed at identifying key players, high potential employees and potential successors. This comprehensive program is intended to secure and develop key talent in the organization, to identify and resolve potential gaps and to foster promotion to executive level positions based on competencies, potential and performance of individuals.

16                                                   Abitibi-Consolidated 2002

EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table, presented in accordance with applicable securities regulations, sets forth compensation paid by the Company for each of the three most recent financial years to the President and Chief Executive Officer of the Company and the individuals who were, at December 31, 2002, the other four most highly compensated executive officers of the Company, (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                             --------------------------------------------------------------------------------------
                                                                                             AWARDS       PAYOUTS             OTHER
                                                                                         ------------------------------------------
                                                                                         SECURITIES
                                                                              OTHER           UNDER
                                                                       COMPENSATION    OPTIONS/SARS      M & LTIP         ALL OTHER
NAME AND                                        SALARY       BONUS(3)           (4)      GRANTED(5)       PAYOUTS      COMPENSATION
PRINCIPAL POSITION             YEAR                ($)            ($)           ($)             (#)           ($)               ($)
------------------             ----          ---------      ---------       -------      ----------       -------      ------------

John W. Weaver                 2002          1,350,120        772,200        84,724         489,500             0
President & Chief              2001          1,226,667      1,089,450       104,695         386,100             0
Executive Officer              2000(1)         921,551      1,049,950       714,498         340,000             0

Pierre Rougeau (7)             2002            450,000        210,515        35,517          75,000             0
Senior Vice-President,         2001            148,276        127,103         5,783         180,000             0
Corporate Development          2000                N/A            N/A           N/A             N/A           N/A
& Chief Financial
Officer

David Schirmer (1)             2002            477,739        177,244        34,379          60,000             0
Senior Vice-President,         2001            456,727        261,466        27,170          53,460             0
Value-Added                    2000            419,551        283,449        22,747          75,600             0
Paper Sales

Colin Keeler (1)               2002            375,057        135,315        66,267          60,000             0
Senior Vice-President          2001            364,241        179,280        56,221          45,540             0        373,686(6)
North American                 2000            270,399        183,161        21,996           6,500             0
Newsprint Sales

Paul Planet (1)                2002            363,932        150,150        34,494          60,000             0         31,156
Senior Vice-President,         2001(2)         360,979        195,911        40,773          43,740             0        216,846(6)
International Sales            2000(2)         320,469        196,309       130,678          25,200             0


(1) These individuals were paid either in US dollars or in part by reference to US dollars, for each covered year in the case of Mr. Planet and Mr. Keeler, and for 2000 in the case of Mr. Weaver. The amounts reported have been expressed in Canadian dollars converted at an average annual rate of CDN $1.5703 = US $1.00 for 2002, of CDN $1.5489 = US $1.00 for 2001, and of CDN
     $1.4854 = US $1.00 for 2000.

(2) Mr. Planet received some benefits valued in British pounds converted at an average annual rate of CDN $2.2305 = (pound)1.

(3) Amounts appearing in this column represent bonus awards earned in the year specified in the table.

(4) The aggregate amount of annual perquisites and other personal benefits for 2000 to 2002 includes housing loan subsidies, tax equalization payments, automobile allowances, mortgage subsidies, tax planning and income tax return preparation, dividends earned under the Company's DSU plan and imputed interest on stock option and other loans and more specifically: (a) Other annual compensation for Mr. Weaver includes the following tax equalization payments: 2002 $0 (2001 $0), (2000 $587,598) and it also includes in 2002 $24,528 for financial planning assistance and (2001 $45,987) of net taxable benefit relating to a low interest loan to purchase Company shares. (b) Other annual compensation for Mr. Keeler includes in 2002 $37,027 (2001 $34,575) of tax and estate planning. (c) Other annual compensation for Mr. Planet includes the following tax equalization payments: 2002 $0 (2001 $0) (2000 $53,253). Each of the above tax equalization payments was granted in the year indicated above, and relates to work performed by the relevant named individual during the year immediately preceding receipt of the equalization payment.

(5) Numbers appearing in this column represent the number of stock options granted to the named individuals.

(6) Amounts are cumulative special one-time payments made to the named individuals following their respective promotions to Senior Vice-President and relocation to the Company's Head Office in Montreal, Canada.

(7)  Mr. Rougeau joined the Company in September 2001.

Abitibi-Consolidated                                                        17

MID-TERM INCENTIVE AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

                                   UNITS                    PERFORMANCE
                                  (#)(1)                          UNTIL
                                                             MATURATION
NAME                                                          OR PAYOUT
----                              ------                     ----------

J. W. Weaver                      59,107                      36 Months
C. Keeler                          8,209                      36 Months
P. Planet                          8,073                      36 Months
P. Rougeau                         9,851                      36 Months
D. Schirmer                       10,121                      36 Months


(1) PSUs granted pursuant to the performance share unit plan of the Company. See Report of the Human Resources and Compensation Committee on Executive Compensation; Long Term Incentives above.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR


                                                                                  MARKET VALUE
                                                                                 OF SECURITIES
                                                % OF TOTAL                          UNDERLYING
                                              OPTIONS/SARS        EXERCISE OR     OPTIONS/SARS
                            SECURITIES          GRANTED TO         BASE PRICE   ON THE DATE OF
                                 UNDER           EMPLOYEES             ($ PER     GRANT ($ PER
                          OPTIONS/SARS        IN FINANCIAL             COMMON           COMMON
NAME                       GRANTED (#)                YEAR             SHARE)           SHARE)                  EXPIRATION DATE
----                       -----------        ------------         ----------    -------------                 ----------------

J. W. Weaver                   489,500              21.93%              13.32            13.32                February 26, 2012
C. Keeler                       60,000               2.69%              13.32            13.32                February 26, 2012
P. Planet                       60,000               2.69%              13.32            13.32                February 26, 2012
P. Rougeau                      75,000               3.36%              13.32            13.32                February 26, 2012
D. Schirmer                     60,000               2.69%              13.32            13.32                February 26, 2012


AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                                 VALUE OF UNEXERCISED
                           SECURITIES         AGGREGATE       UNEXERCISED OPTIONS/SARS      IN-THE-MONEY OPTIONS/SARS
                          ACQUIRED ON             VALUE      AT FINANCIAL YEAR-END (#)      AT FINANCIAL YEAR-END ($)
NAME                     EXERCISE (#)      REALIZED ($)      EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
-----                    ------------      ------------      -------------------------   ----------------------------

J. W. Weaver                       -                 -               720,450/1,065,450                  19,788/59,363
C. Keeler                          -                 -                   32,560/98,980                    2,334/7,002
P. Planet                          -                 -                  78,835/114,005                    2,242/6,725
P. Rougeau                         -                 -                  45,000/210,000                            0/0
D. Schirmer                        -                 -                 167,051/147,495                    2,740/8,219


(1) Based on the average of the high and low price of the Company's common shares ($11.975) on December 31, 2002.

18                                                   Abitibi-Consolidated 2002

PENSION PLANS

Pension benefits are accrued under the terms of a separate executive registered plan (except for executives paid in US dollars who participate in the Company's U.S. registered plan applicable to U.S. employees) and a supplementary executive retirement plan.

These plans are intended to provide a combined pension at normal retirement age 65 that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last ten years of service plus the average of the five highest annual cash awards paid pursuant to the annual incentive awards plan within the last ten years of service. Awards paid under any long-term incentive plans, including any stock option benefit or PSUs, are not recognized for purposes of calculating benefits under the executive pension arrangements.

No benefits accrue beyond the normal retirement date. A member can elect early retirement without actuarial reduction upon attaining age 58, if the sum of such participant's age and years of service totals at least 80. Reduced early retirement benefits are available at age 55 with at least two years of service.

Pension benefits are payable to participants for life, and in the event of the death of any participant as follows: (i) in the form of a 50% joint and survivor benefit for any participant who has a spouse at retirement, or (ii) in the form of a 10-year guarantee payable to the legal heirs. Participants may elect other forms of payment, subject to actuarial adjustment.

As of December 31, 2002, completed years of service credited to each Named Executive Officer under the terms of the Company's registered and supplementary plans were:

YEARS OF PENSIONABLE SERVICE

J.W. Weaver                            19.8
C. Keeler                              24.8
P. Planet                              24.9
P. Rougeau                             1.25
D. Schirmer                            24.9

ABITIBI-CONSOLIDATED INC. SENIOR MANAGEMENT RETIREMENT PLAN TABLE(1)


                           BASED ON YEARS OF SERVICE AT NORMAL RETIREMENT DATE
   ---------------------------------------------------------------------------------------------------
   AVERAGE
   COMPENSATION ($)             15               20               25               30               35
         ---------         -------          -------        ---------        ---------        ---------
           400,000         120,000          160,000          200,000          240,000          280,000
           600,000         180,000          240,000          300,000          360,000          420,000
           800,000         240,000          320,000          400,000          480,000          560,000
         1,000,000         300,000          400,000          500,000          600,000          700,000
         1,200,000         360,000          480,000          600,000          720,000          840,000
         1,400,000         420,000          560,000          700,000          840,000          980,000
         1,600,000         480,000          640,000          800,000          960,000        1,120,000
         1,800,000         540,000          720,000          900,000        1,080,000        1,260,000
         2,000,000         600,000          800,000        1,000,000        1,200,000        1,400,000
         2,200,000         660,000          880,000        1,100,000        1,320,000        1,540,000
         2,400,000         720,000          960,000        1,200,000        1,440,000        1,680,000


(1) Pension benefits under the registered pension plan for executives are limited to the maximum amounts permitted under the provisions of the Income Tax Act of Canada. The table illustrates the amount of annual pension without regard to such limitation. Amounts of pension benefits which exceed the maximum permitted under the Income Tax Act are paid to the executive by the Company.

SEVERANCE ARRANGEMENTS

The Company has severance compensation agreements with the Named Executive Officers which provide that a Named Executive Officer may sever his relationship upon the occurrence of a change of control, as defined in the agreement, followed by the termination of the Named Executive Officer' employment or by the Named Executive Officer' resignation for reasons specifically provided in the agreement. The agreement provides that the severance payment shall be equal to three times the annual salary and bonus of the Named Executive Officer and shall be payable at termination in a lump sum payment, when termination occurs within 24 months after the change of control. In addition, the agreement entitles the Named Executive Officer to receive continued group benefits until the earlier of: (i) three years following the date of termination or (ii) receipt of benefits from a new employer equivalent to all group benefits defined in the agreement. In lieu of such continued benefits the Named Executive Officer has the option to receive a cash amount equal to the value of such benefits for the Named Executive Officer for such period of time.

Abitibi-Consolidated                                                       19

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of March 4, 2003, the aggregate indebtedness to the Company of all current and former officers, directors and employees of the Company incurred in connection with the purchase of securities of the Company was approximately $4,661,139. Under the Stock Option Plan, certain designated executives who elect to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) were entitled, until July 2002, to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. See disclosure entitled "Report of the Human Resources & Compensation Committee on Executive Compensation; Long-Term Incentives" above. Since July 2002, the making of personal loans to current and former officers, directors and employees of the Company has been eliminated.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

The following table sets forth the indebtedness, other than routine indebtedness, to the Company and its subsidiaries of all directors, executive officers and senior officers in connection with the purchases of securities of the Company.


                                                         LARGEST                                   FINANCIALLY
                                                         AMOUNT                                    ASSISTED
                                                         OUTSTANDING            AMOUNT             SECURITIES     SECURITY FOR
                                                         DURING LAST            OUTSTANDING        PURCHASES      INDEBTEDNESS
                                                         COMPLETED              AS AT              DURING LAST    AS AT
                                      INVOLVEMENT        FINANCIAL              MARCH 4,           COMPLETED      MARCH 4,
NAME AND                              ISSUER OR          YEAR (2002)            2003               FINANCIAL      2003
PRINCIPAL POSITION                    SUBSIDIARY         ($)                    ($)                YEAR           (# OF SHARES)
------------------                    -----------         -----------           ------------       -----------    -------------

J. W. Weaver                          Loans to               1,128,294             1,128,294            0                 61,600
President, and                        Purchase
Chief Executive Officer               Shares

J. Vachon                             Loans to                  30,225                30,225            0                  1,560
Senior Vice-President,                Purchase
Corporate Affairs and Secretary       Shares

C. J. Keeler                          Loans to                  48,296                48,296            0                  2,750
Senior Vice-President,                Purchase
North American Newsprint Sales        Shares


20                                                   Abitibi-Consolidated 2002

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

The aggregate indebtedness to the Company and its subsidiaries of all directors, executive officers, senior officers and employees not entered into in connection with a purchase of securities of the Company was approximately $ 1,740,578 as of March 4, 2003.

The following table sets forth the indebtedness, other than routine indebtedness, to the Company and its subsidiaries of all directors, executive officers and senior officers other than that in connection with the purchases of securities of the Company.

                                                                                LARGEST
                                                                                AMOUNT
                                                                                OUTSTANDING                AMOUNT
                                                                                DURING LAST                OUTSTANDING
                                                                                COMPLETED                  AS AT
                                                 INVOLVEMENT                    FINANCIAL                  MARCH 4,
NAME AND                                         OF ISSUER OR                   YEAR (2002)                2003
PRINCIPAL POSITION                               SUBSIDIARY                     ($)                        ($)
------------------                               ------------                   -----------                ----------

D. Schirmer                                      Housing                        157,030                    141,327
Senior Vice-President,                           Assistance Loan(1)
Value-Added Paper Sales

P. Planet                                        Housing                        365,062                    331,143
Senior Vice-President,                           Assistance Loan(2)
International Sales                              Temporary                      193,120                          0
                                                 Housing Bridge(3)

C. J. Keeler                                     Housing                        184,391                          0
Senior Vice-President,                           Assistance Loan(4)
North American Newsprint Sales


(1) The Company granted Mr. Schirmer an interest free housing loan of US $150,000, which is repayable over a 15-year period or upon the sale of the property.

(2) The Company granted Mr. Planet an interest free housing loan of US $254,242, which is repayable over a 10-year period or upon the sale of the property. The loan of 150,000(pound) was converted to U.S. dollars in 1998 at a rate of 1(pound)= US $1.695.

(3) The Company granted Mr. Planet a short-term temporary interest free bridge loan, which has been entirely repaid in 2002.

(4) The Company granted Mr. Keeler an interest-free housing loan of US $154,000, which was repayable over a 20-year period or upon the sale of the property. This loan has been entirely repaid in 2002.

The amounts reported in the table are expressed in Canadian dollars, converted at an average annual rate of CDN $1.5703 = US $1.00 for 2002 where applicable.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except for Quebecor, a company with headquarters located in Montreal, Quebec, which is a registered holder of approximately 10.18% of the Company's outstanding common stock, no director or senior officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of any class of common shares of the Company and no associate or affiliate of the foregoing persons has any material interest in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries and which has not been previously disclosed. In 2002, an aggregate amount of approximately $340 million worth of newsprint and value-added papers was sold by the Company to Quebecor affiliates (including, among others, Sun Media Corporation and Quebecor World Inc.).

Abitibi-Consolidated                                                        21

PERFORMANCE GRAPH

The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Company's common shares compared with the cumulative total return of the S&P/TSX Paper Forest Product Indices, S&P/TSX Composite Index and the S&P/TSX Materials Index.

CUMULATIVE TOTAL RETURN


[GRAPHIC]



                                         DEC. 1997      DEC. 1998      DEC. 1999       DEC. 2000        DEC. 2001        DEC. 2002
                                         ---------      ---------      ---------       ---------        ---------        ---------

Abitibi-Consolidated                          $100            $73            $89             $75              $65              $70
S&P/TSX Composite Index                       $100            $98           $130            $139             $122             $107
TSX Paper & Forest Products Index             $100            $90           $134            $127             $137             $142
S&P/TSX Materials Index                       $100            $86            $97             $88              $96             $101



DIRECTORS AND OFFICERS INSURANCE AND INDEMNIFICATION

To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company maintains directors' and officers' liability insurance, which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for an aggregate US $75 million annual protection against liability for and reimbursement of amounts paid. The policy carries a US $500,000 deductible for each claim made under the indemnification liability coverage of the Company. Aggregate premium payments totaled approximately $309,000 for the 2002 policy year, of which 1% was paid by the directors and officers personally.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide any person or company (without charge in the case of a security holder of the Company), upon request to the Corporate Secretary, with a copy of: (i) its most recent Annual Information Form and Form 40-F, together with a copy of any document or the relevant pages of any document incorporated by reference therein; (ii) the financial statements of the Company for the fiscal year ended December 31, 2002, together with the report of the auditors thereon, the comparative financial statements for the years ended December 31, 2001 and 2000 and a copy of any interim financial statements of the Company subsequent to these financial statements; and (iii) this Management Proxy Circular.

22                                                   Abitibi-Consolidated 2002

BOARD OF DIRECTORS APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Company. All amounts in this Management Proxy Circular are expressed in Canadian dollars unless otherwise specified. Unless otherwise indicated, information contained herein is given as of March 4, 2003.

By Order of the Board,

(signed)
JACQUES P. VACHON
Senior Vice-President, Corporate Affairs & Secretary

Abitibi-Consolidated 2002                                                   23

                                   SCHEDULE A
                           ABITIBI-CONSOLIDATED INC.
                              SHAREHOLDER PROPOSAL

The following shareholder proposal has been submitted for consideration at the Annual & Special Meeting. The Company is legally required to include this proposal in this Management Proxy Circular. For the reasons discussed below, the Board and management of the Company recommend that the shareholders vote FOR the proposal.

The Carpenters' Local 27 Pension Trust Funds (the "Fund"), 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2 has submitted the following proposal. This proposal and the Fund's supporting comments were submitted to the Company in the English language only. The proposal and supporting comments are set out verbatim, in italics below in the English version of this Management Proxy Circular and a translation is included in the French version of this Management Proxy Circular.

OPTION EXPENSING PROPOSAL

RESOLVED, THAT THE SHAREHOLDERS OF ABITIBI CONSOLIDATED INC. (THE "COMPANY") HEREBY REQUEST THAT THE COMPANY'S BOARD OF DIRECTORS ESTABLISH A POLICY OF EXPENSING IN THE COMPANY'S ANNUAL INCOME STATEMENT THE COSTS OF ALL FUTURE STOCK OPTIONS ISSUED TO SENIOR COMPANY EXECUTIVES.

STATEMENT OF SUPPORT: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the options costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of expensing options can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than a long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earning at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated U.S. Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of company's worth," he concluded. (See: Globe and Mail, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002).

Warren Buffet wrote in a New York Times Op-Ed piece on July 24, 2002:

     There is a crisis of confidence today about corporate earnings reports and credibility of chief executives. And it's justified.

     For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and Worldcom - examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

     Options are huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...

     When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, over 100 U.S. and Canadian companies, including Bank of Montreal, Toronto Dominion Bank, Coca-Cola Corporation, and General Electric, have decided to expense stock option in order to provide their shareholders more accurate financial statements. Our company has yet to act. We urge your support.

24                                                   Abitibi-Consolidated 2002

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL FOR THE FOLLOWING REASONS:

The Company agrees with the principle of stock options' expensing and has been reviewing the methodologies for expensing such options.

Therefore, if this proposal is approved by the shareholders of the Company, in accordance with the request of such resolution, the Company will adopt a policy of expensing in the Company's annual income statement, commencing with the 2004 financial year, the cost of all future stock options issued to Senior Company Executives employing a methodology required or in use at that time.

THE BOARD THEREFORE RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS PROPOSAL.


                                   SCHEDULE B
                           ABITIBI-CONSOLIDATED INC.
                         RESOLUTION OF THE SHAREHOLDERS

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     (1) the Company's Stock Option Plan is hereby amended in order to increase the maximum number of common shares which may be issued pursuant to the exercise of options granted thereunder from 12,000,000 common shares to 19,000,000 common shares;

     (2) any one director or officer of the Company is hereby authorized and directed for and in the name and on behalf of the Company to do all acts and things and to execute and deliver or cause to be delivered all documents and instruments which in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.

Abitibi-Consolidated 2002                                                   25

[GRAPHIC ABITIBI CONSOLIDATED]

                         ABITIBI-CONSOLIDATED INC. PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ABITIBI-CONSOLIDATED INC. IN CONJUNCTION WITH THE ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF
ABITIBI-CONSOLIDATED INC. TO BE HELD ON APRIL 23, 2003.

The undersigned shareholder of ABITIBI-CONSOLIDATED INC. hereby appoints J. W. Weaver or, failing him, Richard Drouin or, failing him, John A. Tory or, instead of them(1), .................................................. as proxy, with full power of substitution, to attend, vote, and act for and on behalf of the undersigned in respect of all matters that may come before the Annual & Special Meeting of Shareholders or any adjournment thereof, in the manner specified below(2):

     1.   Election of directors (Check either (a) or (b)):

          (a) [ ] FOR the election of directors named in the Management Proxy Circular;or

          (b)  [ ] WITHHOLD from voting for the election of directors.

     2.   Appointment of Auditors (Check either (a) or (b)):

          (a) [ ] FOR the appointment of auditors named in the Management Proxy Circular and authorizing the directors to fix the auditors remuneration;or

          (b) [ ] WITHHOLD from voting for the appointment of auditors and authorizing the directors to fix the auditors remuneration.

     3.   Shareholder proposal (Check either (a) or (b)):

          (a) [ ] FOR the adoption of the shareholder proposal set out on page 24 of the Management Proxy Circular accompanying this Proxy requesting that the Company establish a policy of expensing the costs of all future stock options issued to the Company's senior executives in its annual income statements.

          (b) [ ] AGAINST the adoption of the shareholder proposal set out on page 24 of the Management Proxy Circular accompanying this Proxy requesting that the Company establish a policy of expensing the costs of all future stock options issued to the Company's senior executives in its annual income statements.

          The Board of directors and management of Abitibi-Consolidated recommend voting FOR this proposal for the reasons set out on page 25 of the Management Proxy Circular accompanying this Proxy.

     4.   Stock Option Plan (Check either (a) or (b)):

          (a) [ ] FOR the amendment to the Company's Stock Option Plan in order to increase the maximum number of common shares which may be issued pursuant to the exercise of options granted thereunder from 12,000,000 shares to 19,000,000 shares.

          (b) [ ] AGAINST the amendment to the Company's Stock Option Plan in order to increase the maximum number of common shares which may be issued pursuant to the exercise of options granted thereunder from 12,000,000 shares to 19,000,000 shares.

          The Board of directors and management of Abitibi-Consolidated recommend voting FOR this amendment to the Stock Option Plan for the reasons set out on page 5 of the Management Proxy Circular accompanying this Proxy.

Dated(3) _____________________________________ ,2003

Signature(3)____________________________________________________

This proxy must be delivered as set out in the Management Proxy Circular to:
Computershare Trust Company of Canada, 100 University Avenue, Suite
900, Toronto, Ontario M5J 2Y1.

NOTES:

1. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED ABOVE EITHER BY WRITING IN THE BLANK SPACE PROVIDED ABOVE THE NAME OF THE PERSON TO BE APPOINTED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA (AT THE ADDRESS LISTED ABOVE).

2. The persons named in the proxy will vote the shares in respect of which they are appointed or withhold the same from voting as specified above on any ballot that may be called for in respect of the matters for which the proxy is granted. WHERE SHAREHOLDERS HAVE NOT SPECIFIED THE MANNER IN WHICH THE SHARES ARE TO BE VOTED, THE DIRECTORS NAMED IN THE PROXY WILL VOTE SUCH SHARES, ON ANY BALLOT THAT MAY BE CALLED FOR, (A) FOR THE ELECTION OF DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR ACCOMPANYING THE NOTICE OF MEETING, (B) FOR THE APPOINTMENT OF THE AUDITORS NAMED IN THE MANAGEMENT PROXY CIRCULAR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION, (C) FOR THE ADOPTION OF THE SHAREHOLDER PROPOSAL REQUESTING THAT THE COMPANY ESTABLISH A POLICY OF EXPENSING THE COSTS OF ALL FUTURE STOCK OPTIONS ISSUED TO THE COMPANY'S SENIOR EXECUTIVES IN ITS ANNUAL INCOME STATEMENTS AND (D) FOR THE AMENDMENT TO THE COMPANY'S STOCK OPTION PLAN IN ORDER TO INCREASE THE MAXIMUM NUMBER OF COMMON SHARES WHICH MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS GRANTED THEREUNDER FROM 12,000,000 SHARES TO 19,000,000 SHARES. THIS PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS SPECIFIED IN THE MANAGEMENT PROXY CIRCULAR ACCOMPANYING THE NOTICE OF MEETING OR OTHER MATTERS, WHICH MAY PROPERLY COME BEFORE THE MEETING.

3. This proxy, which is solicited on behalf of management, should be signed and dated. All matters being considered at the meeting are more fully described in the accompanying Management Proxy Circular to which shareholders should refer. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management. If an individual, please sign exactly as your shares are registered. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shareholder is a corporation, this proxy must be signed by its duly authorized representative.

CALL GEORGESON SHAREHOLDER COMMUNICATIONS CANADA CORP. AT 1-866-247-2306 SHOULD YOU HAVE ANY QUESTIONS WITH RESPECT TO THE ANNUAL & SPECIAL MEETING.


[GRAPHIC ABITIBI CONSOLIDATED]
                                                                               1